SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

MAJESCO ENTERTAINMENT COMPANY
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

560690406
(CUSIP Number)

Barry Honig
555 South Federal Highway #450,
Boca Raton, FL 33432
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box¨.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 560690406

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
259,649 (1)(2)
	8	SHARED VOTING POWER:
53,590 (3)(4)
	9	SOLE DISPOSITIVE POWER:
259,649 (1)(2)
	10	SHARED DISPOSITIVE POWER:
53,590,411 (3)(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
313,239 (1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.84% (based on 2,208,963 shares issued and outstanding as of November 9, 2016)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Represents 259,649 shares of common stock of which (i) 41,667 shares of common stock represents the vested portion (including shares vesting within 60 days) of a 66,667 share restricted stock award, which vests at a rate of 1/24 of such award shares per month, (ii) an option to purchase 87,500 shares of common stock pursuant to the Issuer’s 2016 Equity Incentive Plan (the “2016 Plan”) and (iii) restricted stock grant of 87,500 shares pursuant to the 2016 Plan. The option and restricted stock grant pursuant to the 2016 Plan vest 50% as of April 25, 2016 and 50% upon the occurrence of a Qualified Acquisition. Qualified Acquisition means one or more acquisitions by the Issuer of any business, assets, stock, licenses, interests or properties (including, without limitation, intellectual property rights) approved by the stockholders of the Issuer or any acquisition involving assets, shares of capital stock, any purchase, merger, consolidation, recapitalization, or reorganization or involving any licensing, royalties, sharing arrangement or otherwise which Qualified Acquisition requires the filing by the Issuer of a Current on Form 8-K with the inclusion of audited financial statements of the target company.

(2)
Excludes (i) 367,647 shares of common stock underlying Series A Convertible Preferred Stock and (ii) 262,605 shares of common stock underlying Series B Convertible Preferred Stock. Each of the forgoing classes of preferred stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(3)
Represents (i) 38,411 shares common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”) and (ii) 15,179 shares of common stock held by GRQ Consultants, Inc. 401K (“401K”). Mr. Honig is the trustee of Roth 401K and 401K and in such capacities is deemed to hold voting and dispositive power over the securities held by such entities.

(4)
Excludes (i) 25,776 shares of common stock underlying Series A Convertible Preferred Stock held by Roth 401K, (ii) 19,608 shares of common stock underlying Series A Convertible Preferred Stock held by Marlin Capital Investments, LLC (“Marlin”), (iii) 14,006 shares of common stock underlying Series B Convertible Preferred Stock held by Marlin, (iv) 138,889 shares of common stock underlying Series C Convertible Preferred Stock held by 401K and (v) 55,555 shares of common stock underlying Series D Convertible Preferred Stock held by 401K. Each of the forgoing classes of preferred stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates. Mr. Honig is the trustee of Roth 401K and 401K and the managing member of Marlin and in such capacities is deemed to hold voting and dispositive power over the securities held by such entities.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER:
38,411 (1)(2)
	9	SOLE DISPOSITIVE POWER:
0
	10	SHARED DISPOSITIVE POWER:
38,411 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,411(1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.74% (based on 2,208,963 shares issued and outstanding as of November 9, 2016)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)
Mr. Honig is the trustee of Roth 401K and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

(2)
Excludes 25,776 shares of common stock underlying Series A Convertible Preferred Stock held by Roth 401K. The forgoing class of preferred stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER:
15,179 (1)(2)
	9	SOLE DISPOSITIVE POWER:
0
	10	SHARED DISPOSITIVE POWER:
15,179 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,179 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.54% (based on 2,208,963 shares issued and outstanding as of November 9, 2016)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)
Mr. Honig is the trustee of 401K and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

(2)
Excludes (i) 138,889 shares of common stock underlying Series C Convertible Preferred Stock held by 401K and (ii) 55,555 shares of common stock underlying Series D Convertible Preferred Stock held by 401K. Each of the forgoing classes of preferred stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marlin Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER:
0 (1)(2)
	9	SOLE DISPOSITIVE POWER:
0
	10	SHARED DISPOSITIVE POWER:
0 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (based on 2,208,963 shares issued and outstanding as of November 9, 2016)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)
Mr. Honig is the managing member of Marlin and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

(2)
Excludes (i) 16,608 shares of common stock underlying Series A Convertible Preferred Stock held by Marlin and (ii) 14,006 shares of common stock underlying Series B Convertible Preferred Stock held by Marlin. Each of the forgoing classes of preferred stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

Item 1.
Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share, of Majesco Entertainment Company, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 4041-T Hadley Road, South Plainfield, NJ 07080.

Item 2.
Identity and Background

(a)
This statement is being filed by Barry Honig, Roth 401K, 401K and Marlin (collectively, the “Reporting Persons”).

(b)
The Reporting Persons’ business address is 555 South Federal Highway #450, Boca Raton, FL 33432.

(c)
N/A

(d)
During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)
United States/Florida.

Item 3.
Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Persons’ personal funds or working capital.

Item 4.
Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. Barry Honig has, and by nature of their affiliation with him the other Reporting Persons may be deemed to have, in the capacity of a director or officer of the Issuer, from time to time reviewed acquisition opportunities and opportunities for the Issuer to undertake fundamental changes in the business conducted or manner of undertaking the current business. Changes in the business, acquisitions or dispositions are the kind of prospective events which could result in changes or volatility in the Issuer's stock price or trading volume that could result in a corresponding decision by the Reporting Persons to exit, or materially increase or decrease, the Reporting Persons' holdings. Such changes could also give rise to adoption of a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, or influence the Reporting Persons to support a proposal submitted for stockholder approval, in particular, if the Reporting Persons have an economic interest in such approval, directly or indirectly, for example through ownership interest in the business, acquisition or disposition under consideration. The Issuer’s Board of Directors has been presented with proposals and proposed term sheets and has undertaken due diligence with respect to various potential acquisitions that, if approved, could lead to an acquisition and adoption of a plan or proposal involving the Reporting Persons at any time. Any such event or the adoption of any plan or proposal involving the Reporting Persons and the Issuer could be undertaken via a merger, reorganization or liquidation, could result in a sale or transfer of a material amount of assets of the Issuer, could result in a change of the present Board of Directors or management of the Issuer, could result in a change in present capitalization or dividend policy of the Issuer or other similar event or result. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, they have no present intention of doing so.

Item 5.
Interest in Securities of the Issuer

(a)
Barry Honig beneficially owns, together with all affiliates, an aggregate of 313,239 shares of the Issuer’s common stock, or 10.84% of the Issuer’s issued and outstanding shares of common stock (based on 2,208,963 shares outstanding as of November 9, 2016). This beneficial ownership includes:

(i)
259,649 shares held directly by Barry Honig, of which (i) 41,667 shares of common stock represents the vested portion (including shares vesting within 60 days) of a 66,667 share restricted stock award, which vests at a rate of 1/24 of such award shares per month, (ii) an option to purchase 87,500 shares of common stock pursuant to the Issuer’s 2016 Plan and (iii) restricted stock grant of 87,500 shares pursuant to the 2016 Plan. The option and restricted stock grant pursuant to the 2016 Plan vest 50% as of April 25, 2016 and 50% upon the occurrence of a Qualified Acquisition;
(ii)
38,411 shares common stock held by Roth 401K; and
(iii)
15,719 shares of common stock held by 401K.

This beneficial ownership excludes:

(i)
(i) 367,647 shares of common stock underlying Series A Convertible Preferred Stock and (ii) 262,605 shares of common stock underlying Series B Convertible Preferred Stock held by Barry Honig;
(ii)
25,776 shares of common stock underlying Series A Convertible Preferred Stock held by Roth 401K;
(iii)
(i) 138,889 shares of common stock underlying Series C Convertible Preferred Stock held by 401K and (ii) 55,555 shares of common stock underlying Series D Convertible Preferred Stock held by 401K; and
(iv)
(i) 16,608 shares of common stock underlying Series A Convertible Preferred Stock held by Marlin and (ii) 14,006 shares of common stock underlying Series B Convertible Preferred Stock held by Marlin.

Mr. Honig is the trustee of Roth 401K and 401K and the managing member of Marlin and in such capacities is deemed to hold voting and dispositive power over the securities held by such entities.

(b)
Barry Honig may be deemed to hold sole voting and dispositive power over 259,649 shares of common stock (1) (2) and shared voting and dispositive power over 53,590 shares of common stock (3) (4). Roth 401K may be deemed to hold shared voting and dispositive power over 38,411shares of common stock (5). 401K may be deemed to hold shared voting and dispositive power over 15,179 shares of common stock (6). Marlin may be deemed to hold shared voting and dispositive power over 0 shares of common stock (7).

(c)
On November 9, 2016, 401K purchased 20,000 shares of the Issuer’s common stock at a purchase price of $3.00 per share.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 255,078 shares of common stock reported in Item 5(a).

(e)
Not applicable.

(1)
Represents 259,649 shares of common stock of which (i) 41,667 shares of common stock represents the vested portion (including shares vesting within 60 days) of a 66,667 share restricted stock award, which vests at a rate of 1/24 of such award shares per month, (ii) an option to purchase 87,500 shares of common stock pursuant to the 2016 Plan and (iii) restricted stock grant of 87,500 shares pursuant to the 2016 Plan. The option and restricted stock grant pursuant to the 2016 Plan vest 50% as of April 25, 2016 and 50% upon the occurrence of a Qualified Acquisition.

(2)
Excludes (i) 367,647 shares of common stock underlying Series A Convertible Preferred Stock and (ii) 262,605 shares of common stock underlying Series B Convertible Preferred Stock. Each of the forgoing classes of preferred stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(3)
Represents 38,411 shares common stock held by Roth 401K and 15,179 shares of common stock held by 401K.

(4)
Excludes (i) 25,776 shares of common stock underlying Series A Convertible Preferred Stock held by Roth 401K, (ii) 367,647 shares of common stock underlying Series A Convertible Preferred Stock held by Marlin, (iii) 14,006 shares of common stock underlying Series B Convertible Preferred Stock held by Marlin, (iv) 138,889 shares of common stock underlying Series C Convertible Preferred Stock held by 401K and (v) 55,555 shares of common stock underlying Series D Convertible Preferred Stock held by 401K. Each of the forgoing classes of preferred stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(5)
Excludes 25,776 shares of common stock underlying Series A Convertible Preferred Stock held by Roth 401K. The forgoing class of preferred stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(6)
Excludes (i) 138,889 shares of common stock underlying Series C Convertible Preferred Stock held by 401K and (ii) 55,555 shares of common stock underlying Series D Convertible Preferred Stock held by 401K. Each of the forgoing classes of preferred stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(7)
Excludes (i) 19,608 shares of common stock underlying Series A Convertible Preferred Stock held by Marlin and (ii) 14,006 shares of common stock underlying Series B Convertible Preferred Stock held by Marlin. Each of the forgoing classes of preferred stock contains an ownership limitation such that the holder may not convert any of such securities to the extent that such conversion would result in the holder’s beneficial ownership being in excess of 4.99% of the Issuer’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities. Barry Honig and Michael Brauser, a director of the Issuer, are the sole members of Marlin. As such, such persons maintain shared economic interests in the holdings reported by Marlin. Barry Honig is the managing member of such entity of which Michael Brauser and Barry Honig have shared interests in the securities of the Issuer held.

Item 7.
Material to Be Filed as Exhibits

Exhibit Number	Description

99.1*	Joint Filing Agreement among GRQ Consultants, Inc. Roth 401K FBO Barry Honig, GRQ Consultants, Inc. 401K and Marlin Capital Investments, LLC

* Previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2016	/s/ Barry Honig
Barry Honig

Dated: November 15, 2016	GRQ CONSULTANTS, INC. ROTH 401K FBO BARRY HONIG

	By:	/s/ Barry Honig
Barry Honig, Trustee

Dated: November 15, 2016	GRQ CONSULTANTS, INC. 401K

	By:	/s/ Barry Honig
Barry Honig, Trustee

Dated: November 15, 2016	MARLIN CAPITAL INVESTMENTS, LLC

	By:	/s/ Barry Honig
Barry Honig, Manager